AEGON N.V.
Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 USA	Postal address: P.O. Box 85 2501 CB The Hague (The Netherlands) Aegon N.V. visiting address: Bezuidenhoutseweg 273 2594 AN The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File number 001-10882	November 20, 2008

Dear Mr. Rosenberg,

We thank you for your letter dated October 17, 2008 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2007 (“2007 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”).

The responses to your letter are numbered to correspond to the numbered comments in that letter.

Financial Statements

Note 18.3 Critical Accounting Estimates and Judgment in Applying Accounting Policies Fair Value Measurement, page 202.

1.	In responding to prior comment two in your September 8, 2008 response, you stated that you plan to clarify your disclosures regarding how you determine fair value for your financial assets and liabilities. The Division of Corporation Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management’s Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management’s Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filling is incorporated by reference into a Securities Act Filing.

Response:

We confirm that we will use the guidance included in the September 2008 issued sample letter of the Division of Corporation Finance regarding the Application of FAS 157 in our disclosures as part of our Operating and financial review and prospects (Item 5) regarding how we determine fair value.

In appendix 1 to this response letter we have included the draft disclosure that we undertake to provide in our 2008 Form 20-F.

Register The Hague no. 27.076669

2.	Additionally, regarding your revised disclosure in response to prior comment two, please disclose the dollar amount of your assets that you fair value using a) industry standard pricing methodologies, b) internally developed models and c) indicative prices, separately for level 2 and 3 assets

Response:

We confirm that we will include the requested information in our disclosure in our 2008 Form 20 F. In appendix 1 to this response letter we have included the disclosure that we undertake to provide in our 2008 Form 20-F. On November 18, we confirmed in a telephone call with Mary Mast, Senior Accountant, our understanding of the terminology you used above:

•	Indicative market prices equal broker quotes and fund manager quotes; and

•	Industry standard pricing methodologies equals pricing services.

3.	We believe the information related to monolines is relevant regardless of the ‘severe credit market conditions’ since it shows concentration of risk. Please continue to provide this information where there is a material concentration.

Response:

We confirm that we will continue to disclose the information related to monolines where there is a material concentration.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel Chief Financial Officer

APPENDIX 1 – Disclosure Fair value measurement (Draft disclosure Form 20 F 2008)

Financial instruments

When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when we determine the market is inactive for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the parameters that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

We employ an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized. Adjustments made to fair values as a result of the validation process are reported to senior management. Further details of the validation processes are set out below.

In the paragraphs below a description is given per class of financial instrument of the valuation techniques used in the absence of an active market.

Shares

Fair values for non listed shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments in hedge funds are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analysis to ensure the fair values are appropriate.

The measurement of interests held in non-quoted investment funds is based on the fair value of the underlying assets.

Debt securities

The fair values of debt securities (including ABS – Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from index prices and several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process we assess the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS – Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds as well as the structural characteristics of each security.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events.

Credit ratings are an important consideration in the valuation of securities and are included in our internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available for sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk where appropriate based on market observable credit spreads.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate based on market observable credit spreads.

Financial derivatives

Where quoted market prices are not available, valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid derivatives is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives management uses observed market information and other trades in the market and dealer prices.

AEGON normally mitigates credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Fair value measurement

The fair values of the general account financial instruments carried at fair value were determined as follows:

in EUR million	Published price quotations in an active market[1]	Valuation technique-based on market observable inputs[2]	Valuation technique-not based on market observable inputs[3]	2008 Total	Published price quotations in an active market [1]	Valuation technique-based on market observable inputs[2]	Valuation technique-not based on market observable inputs[3]	2007 Total
Financial instruments
• Shares
• Debt securities
• Other investments at fair value
• Derivatives
• Borrowing at fair value

[1]

Included in this category are financial assets and liabilities that are measured in by reference to quoted prices in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Main asset classes included in this category are financial assets for which the fair value is determined by management using various inputs, including pricing vendors or binding broker quotes and assets for which the fair value is determined by reference to indices.

[2]

Included in this category are financial assets and liabilities that are measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions in similar instruments or based on available market data. Main asset classes included in this category are financial assets for which pricing is determined by management based on various market observable inputs but may include insignificant assumptions which are not observable, such as the illiquidity premium assumption used in the valuation of private placements.

[3]

Not based upon market observable input means that fair values are determined by management in whole or in part using a valuation technique (model) for which a significant input is not based on observable market data. A significant input is an input that is significant to the fair value measurement in its entirety. Main asset classes in this category are hedge funds, private equity funds and limited partnerships.

The table below sets out further detail on how the fair values of the general account financial assets carried at fair value were determined as per December 31, 2008.

in EUR million	Valuation technique-based on market observable inputs	Valuation technique-not based on market observable inputs
Broker quotes and fund managers (Indicative market prices)
Pricing services (Industry standard pricing methodologies)
Internally developed models